5225 Carlson Road

Yuba City, CA 95993

January 11, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds

Assistant Director

Re:	Stevia First Corp.

Registration Statement on Form S-1

Filed November 30, 2012

File No. 333-185215

Form 10-K for Fiscal Year Ended March 31, 2012

Filed July 13, 2012

File No. 0-53832

Dear Mr. Reynolds:

This letter is in response to the Staff’s comments in its letter dated December 27, 2012, with respect to the Registration Statement (File No. 333-185215) (the “Registration Statement”) filed by Stevia First Corp. (“Stevia” or the “Company”) on November 30, 2012 and the Form 10-K for the fiscal year ended March 31, 2012 filed by the Company on July 13, 2012 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in italicized bold type, followed by the Company’s responses in regular type.

General

1.	We note that there appears to be a significant percentage of unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders despite the provisions of your governing documents and your disclosure about the election of your directors on page 43. Please advise us whether you are relying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please include adequate disclosure about the consequences of such failure and the steps you intend to take, if any, to remedy such defects.

Response:

The Company is not required to hold an annual meeting under Nevada law and is in compliance with its Nevada law requirements and the requirements of its charter documents with respect to the election of directors. Under Section 78.345 of the Nevada Revised Statutes, a district court has the jurisdiction to require that an annual meeting be held under certain circumstances if petitioned by a holder of at least 15% of the voting power of the Company’s common stock. No stockholder has so petitioned. The Company currently expects to hold an annual meeting of stockholders late in 2013.

Summary, page 1

2.	Please expand “Our Company” to briefly disclose the nature and extent of your present operations, summarize the milestones you seek to accomplish during the foreseeable future, and disclose when you anticipate engaging in revenue generating activities.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide this information.

3.	Please provide summary financial information.

Response:

In response to the Staff’s comment, the Company has added to the Registration Statement a table providing summarized consolidated financial data for the fiscal years ended March 31, 2011 and 2012, the six month periods ended September 30, 2011 and 2012, and the period from inception through September 30, 2012. The Company respectfully notes that as a smaller reporting company, it is not required to provide the information required by Item 301 of Regulation S-K.

Risk Factors, page 5

4.	All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise the fourth sentence of the first paragraph relating to unidentified risks.

Response:

The Company has removed the fourth sentence of the first paragraph relating to unidentified risks from the Registration Statement.

5.	In a separate risk factor, please disclose that you do not anticipate products sales for the foreseeable future and disclose the anticipated time period before you expect to be able to generate revenues through product sales.

Response:

The Company has included a new risk factor to the Registration Statement addressing risks related to the timing and uncertainly related to product sales and the generation of revenue.

6.	Please expand the heading and text of risk factor “If we fail to maintain an effective system of internal controls, ….” to disclose your ineffective disclosure controls and procedures and internal control over financial reporting.

Response:

The Company has modified the heading and text of the risk factor in the Registration Statement to clarify that the Company has ineffective controls and procedures and internal control over financial reporting.

Market Information, page 22

7.	We note your disclosure that your common shares are quoted through the facilities of the OTC Bulletin Board whereas www.otcbb.com states that you are listed on the OTCQB. Please revise your disclosure as appropriate, or advise.

Response:

The Company has modified the “Market Information” section of the Registration Statement and related disclosure elsewhere in the prospectus to clarify that the Company’s common stock is currently quoted through OTC Market Group’s OTCQB tier.

Management’s Discussion and Analysis . . . , page 24
Plan of Operations, page 24

8.	We note your disclosure here regarding your total expected expenditures and your belief that you have sufficient funds to operate your business for at least six months. We also note that you do not expect to generate cash in the foreseeable future and will rely upon loans and securities sales for funding. Please revise here, or elsewhere as appropriate, to discuss the milestones and the time frame for each milestone in your plan of operations up to the point where you anticipate generating revenues from your business. In this regard, also discuss the anticipated costs of each milestone, and the expected sources of funding.

Response:

The Company has amended the Registration Statement to provide the requested disclosure.

Results of Operations, page 26
Fiscal Years Ended March 31, 2012 and March 31, 2011, page 27

9.	Please revise to disclose the name of the related party to whom you paid consulting fees. Also, please consider whether such amounts are required to be disclosed as compensation pursuant to Item 402 of Regulation S-K. Please disclose under “Certain Relationships and Related Transaction” or tell us why disclosure is not required

Response:

The Company has revised the “Results of Operations”, “Summary Compensation Table” and “Certain Relationships and Related Transaction” sections of the Registration Statement to clarify that Mr. Tao Chen received certain consulting fees from the Company. We paid these fees to Mr. Chen under a consulting agreement so we refer to them as consulting fees, but we have included them as compensation in the Summary Compensation Table.

Description of the Business, page 31

10.	We note that the disclosure in this section focuses on a list of goals, your recent financings and general information about the sweetener industry and the possible market for stevia. We also note your disclosure in several locations under Results of Operations that you have transitioned your business “from one with nominal operations to an agricultural biotechnology company engaged in the cultivation and harvest of stevia leaf and the development of stevia products.” Please substantially revise to provide more fulsome disclosure about your business activities and the development of your business. Please refer to Item 101(h) of Regulation S-K for guidance.

Response:

The Company has revised the Business disclosure in response to the Staff’s comment.

11.	Please disclose and describe your biotechnology activities, including the current stage of activities and proposed activities. In this regard, we note the reference on page 41 to research and development activities “related to the cultivation and harvest of stevia leaf during the fourth quarter of our fiscal year ended March 31, 2012.” Please disclose the source of the technology and disclose the material terms of the agreements under which you have the right to use the technology. Please file the agreements as exhibits to the registration statement.

Response:

The Company has revised the Business disclosure in response to the Staff’s comment. The relevant license agreement has been filed as an exhibit to the Registration Statement.

Directors, Executive Officers and Corporate Governance, page 43
Business Experience, page 43

12.	Please revise this section to provide the start and end dates, by month and year, of all of Dr. Dhillon’s and Dr. Maida’s various positions discussed here. Please also provide the year in which The PIPEs Report listed Bristol as the most active investor in private placements by public biotechnology companies.

Response:

The Company has revised this section to provide the requested disclosure in response to the Staff’s comment.

13.	Please remove the promotional and detailed financial information from Dr. Dhillon’s biography, such as the financing and licensing deal amounts. Such information does not present a complete understanding of those transactions, and do not appear to be relevant to your business.

Response:

The Company has removed such information from Dr. Dhillon’s biography.

14.	We note your disclosure in the penultimate paragraph of page seven that Mr. Brooke works full-time for you. Please reconcile that disclosure with your disclosure in this section that Mr. Brooke is also currently the President of Percipio Biosciences, Inc. Please disclose the approximate number of hours per week Mr. Brooke works for you in light of his obligations to Percipio Biosciences.

Response:

The Company has revised Mr. Brooke’s biography to clarify that his work for Percipio Biosciences, Inc. is on a limited, part-time basis.

Executive Compensation, page 45
Director Compensation Table, page 46

15.	We note your disclosure that you granted Dr. Dhillon options on February 23, 2012. In light of such disclosure, it appears that the tabular disclosure required by Item 402(r) of Regulation S-K is required. Please revise accordingly and also revise to clarify your statement that no compensation was paid to your non-employee directors during the fiscal year ended March 31, 2012.

Response:

The Company respectfully notes that Dr. Dhillon served as both a named executive officer and as a director during the fiscal year ended March 31, 2012. As required by Item 402(r)(2)(i) of Regulation S-K and Instruction 3 to Item 402(n), the Company has provided the disclosure of Dr. Dhillon’s compensation required by Item 402(r) under the column Option Awards in the Summary Compensation Table. The Company has clarified its statement that no compensation was paid to Dr. Maida, the Company’s sole non-employee director, during fiscal 2012.

Statement of Cash Flows, page F-6

16.	Please revise the line item labeled loans from third party to separately identify the cash flows for convertible debentures and cash flow from notes payable as they are separately presented in the balance sheet.

Response:

In response to the Staff’s comment, the Company has revised the Statement of Cash Flows for the fiscal year ended March 31, 2012 contained in the Registration Statement.

Notes to Financial Statements for the Years Ended March 31, 2012 and 2011
4.Convertible Notes Payable, page F-9

17.	You disclose here that the subscription agreement approved common stock and convertible debentures to be issued for an aggregate amount of $1,250,000. On page F-12 you further disclose that you received $400,000 and an advance payment of $850,000 on May 22, 2012. Please reconcile the disclosures on pages F-9, F-12 and F-19 with the common stock and convertible debenture amounts presented in the financial statements at March 31, 2012. Specifically, it is unclear the amount of consideration you recorded at year-end in exchange for the 200,000 shares of common stock and $450,000 in convertible debentures presented in the statements of equity and cash flows as of year-end.

Response:

In response to the Staff’s comment, the Company has revised Note 4 to the Financial Statements for the fiscal years ended March 31, 2012 and 2011 contained in the Registration Statement.

18.	We note that at March 31, 2012 you had $450,000 of convertible debentures outstanding and you recorded a discount of $172,476. Tell us how you computed the beneficial conversion feature discount and the guidance you relied upon. Please add clarifying disclosure.

Response:

As of March 31, 2012, the Company had $450,000 of convertible notes outstanding. This amount consisted of two notes, a $250,000 convertible debenture that is convertible at the holder's option into the Company's common stock at an initial conversion price of $0.50 per share, subject to adjustment for stock dividends and splits, subsequent rights offerings and pro rata distributions to our common stockholders, and a $200,000 convertible note issued under a subscription agreement, where the notes are convertible into shares of our common stock at prices ranging from $0.65 to $1.25 per share.

In determining the proper accounting for the convertible notes payable, the Company reviewed the current accounting guidance including EITF 98-5 (Accounting for Convertible Securities with Beneficial Conversion Features), EITF 00-27 (Application of Issue No. 98-5 to Certain Convertible Instruments), and EITF07-05 (Determining whether an instrument (or Embedded feature) is indexed to an Entity's own stock.

At the time of issuance, certain of the convertible debentures issued to the investors were issued with conversion prices less than the market price of the Company's common stock at the time of issuance, creating a beneficial conversion feature of $177,404. The beneficial conversion feature was recorded as a discount to the notes payable upon issuance and is being amortized over the life of the debentures, the balance of which was $172,476 at March 31, 2012.

The Company also analyzed the terms of the conversion agreements to determine whether the conversion features were embedded derivatives requiring bifurcation pursuant to SFAS No. 133 and EITF 00-19. The Company did not identify any factors that meet the criteria for bifurcation from the host instrument that would require recognition as a free-standing derivative.

In response to the Staff's comment, the Company has amended the financial statement disclosure to provide this information.

5. Equity, page F-10

19.	Please describe the approach you used in determining that a 10 year expected life is a reasonable and consistent assumption to use when estimating the fair value of stock options granted. Please be specific and include the facts and circumstances used to arrive at your conclusion. See SAB Topic 14.D2.

Response:

In response to the Staff's comment, the Company has clarified its disclosure to indicate that we used a 10 year expected life when valuing options granted to consultants, which life equals the contractual term of the option. For options issued to employees, we used an expected life that is the average of the term of the option and the vesting period ("plain vanilla method").

8. Subsequent Event, page F-23

20.	We note that you issued debentures which are convertible at the purchaser’s option into common stock at an initial conversion price of $0.50 per share, subject to adjustment for subsequent rights offerings and pro rata distributions to the common stockholders. Tell us how you accounted for these securities and the guidance you relied upon.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Subsequent Events footnote to provide additional detail regarding our accounting for these securities.

Part II
Item 15. Recent Sales of Unregistered Securities¸ page II-2

21.	Please provide the disclose required by Item 701 of Regulation S-K with respect to the note exchange described under Loan Obligations on page 30.

Response:

In response to the Staff’s comment, the Company has provided the requested disclosure.

Form 10-K for Fiscal Year Ended March 31, 2012

22.	Please revise the Form 10-K for the preceding comments, as applicable.

Response:

The Company will file an amendment to the Form 10-K incorporating the applicable preceding comments upon notification by the Staff that following the Company’s incorporation of the changes described above (and in any applicable subsequent Staff comments related to the Registration Statement and Form 10-K), the Staff expects to have no further comments to the Form 10-K.

****************

With respect to your periodic report comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any comments or inquiries regarding the foregoing to me at (530) 231-7800 (telephone) or brooke@stevia-first.com (e-mail).

Very truly yours,

/s/ Robert Brooke
Name: Robert Brooke
Title: Chief Executive Officer